[Letterhead of Advanced Neuromodulation Systems, Inc.]

VIA EDGAR AND FACSIMILE (202) 772-9203

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549-0406
Attn:	Jeffrey B. Werbitt, Esq. Attorney-Advisor Office of Mergers & Acquisitions Division of Corporate Finance
	Re:	Advanced Neuromodulation Systems, Inc. Schedule 14D-9 Filed on October 19, 2005 File No. 005-33902

Dear Mr. Werbitt:

        On behalf of Advanced Neuromodulation Systems, Inc. (the "Company"), I am responding to the Comment Letter of the Staff of the Securities and Exchange Commission dated November 1, 2005 with respect to the above referenced filing. For your convenience, set forth below are the Staff's comments followed by the responses of the Company, each of which has been numbered to correspond to the numbered paragraphs in the Comment Letter. In response to the comments of the Staff, we are contemporaneously filing Amendment No. 3 (the "Amendment") to the Schedule 14D-9 referenced above. Marked courtesy copies of the Amendment, in paper format, will be provided to you by courier shortly after this transmission.

Item 4. The Solicitation or Recommendation, page 7

Background of the Transaction, page 8

1.
Please revise to discuss whether the company considered soliciting third-party bids from companies other than St. Jude Medical's and Company X. In this regard, address whether the company considered conducting an auction process.

Response: We acknowledge the Staff's comment and have revised the Schedule 14D-9 in accordance with Comment 1. Please see Paragraph (1) of the Amendment on page 1 thereof.

Reasons for the Recommendation of the Board of Directors, page 14

2.
Please expand each factor that supports the board's recommendation that all security holders accept the Offer and tender their shares. Vague and conclusory statements are not sufficient. See Item 1012(b) of Regulation M-A. For example, but without limitation, we refer you to the statement under the first bullet point on page 14 that "[t]he Board considered the current and historical financial condition and results of operations of the Company, as well as its prospects and objectives, including the risks of the company support the involved in achieving those prospects and objectives, and current and expected conditions in the medical devise industry." Your disclosure should explain how the current financial condition and results of operations support the Board's recommendation to security holders. Similarly, your disclosure should explain why the "Trading Price of the Company Common Stock" and the "Minimum Tender Condition" factors support the board's recommendation.

Response:

Response: We acknowledge the Staff's comment and have revised the Schedule 14D-9 in accordance with Comment 2. Please see Paragraph (3) of the Amendment on pages 2 to 3 thereof.

3.
We note that the board considered the opinion and presentation provided by Piper Jaffray in recommending that all security holders accept the Offer. To the extent that the board considered the presentation by Piper Jaffray in making its recommendation, please revise to provide a reasonably detailed description of the fairness opinion provided by Piper Jaffray. In the alternative, please advise as to why you do not believe such a summary is necessary. This summary should include a discussion of the valuation methodologies utilized by Piper Jaffray in determining that the Per Share Price to be received by your security holders is fair. Also, disclose what consideration the board gave to the results of the advisor's valuation methodologies and how they support the board's recommendation.

Response:

Response: We acknowledge the Staff's comment and have revised the Schedule 14D-9 in accordance with Comment 3. Please see Paragraph (4) of the Amendment on pages 3 to 11 thereof.

Annex A

4.
We note that Piper Jaffray's fairness opinion states that it is "solely for the use of the Board of Directors of the Company in connection with its consideration of the Transaction and may not be relied upon by any other person." This limitation on reliance is inconsistent with the disclosure about the opinion in the Schedule 14D-9 and should be deleted. Alternatively, disclose the basis for the fairness advisor's belief that shareholders may not rely on the opinion. Describe any applicable state-law authority regarding the availability of this disclaimer as a defense against claims against Piper Jaffray. In the absence of such authority, disclose that the availability of such a defense will be resolved by a court. Finally, disclose that the availability of such a defense to Piper Jaffray will have no effect on the rights and responsibilities of the company's board of directors under state law or the federal securities laws. You should similarly address the statement on page 14 of your Schedule 14D-9 that "[t]he Piper Jaffray opinion was directed solely to the Board...."

Response:

Response: Piper Jaffray has revised its opinion to remove the language indicating that the opinion was delivered "solely" for the benefit and use of the Board of Directors of the Company and that the opinion "may not be relied upon by any other person." These revisions are reflected in Paragraph (5) of the Amendment on page 11 thereof. We have made the corresponding changes to the disclosure on page 14 of the Schedule 14D-9 in the bullet point entitled "Piper Jaffray Fairness Opinion." Please see Paragraph (3)(b) of the Amendment on page 2 thereof.

Closing

        On behalf of the Company, I hereby acknowledge:

  •
  the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 14D-9;

  •
  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

  •
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In closing, neither the Company nor St. Jude Medical, Inc. believes that the Amendment expands in any material way the information presented in the original Schedule 14D-9 provided to security holders and, therefore, neither the Company nor St. Jude Medical believes the information provided in response to your comments must be disseminated by any means other than the filing of the Amendment. Please feel free to contact Don McDermett or David Monk of Baker Botts L.L.P. with any additional questions or comments you may have at (214) 953-6454 and (214) 953-6591, respectively.

Very truly yours,
/s/ Kenneth G. Hawari, Esq.
Kenneth G. Hawari, Esq.
cc:
Joseph Cialone
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana
Houston, TX 77002-4995

Don McDermett, Esq.
Baker Botts L.L.P.
2001 Ross Avenue
Suite 700
Dallas, Texas 75201-2980

David Monk, Esq.
Baker Botts L.L.P.
2001 Ross Avenue
Suite 700
Dallas, Texas 75201-2980